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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
SCHEDULE 13E-3
(Rule 13e-3)

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Badger State Ethanol, LLC
(Name of Issuer)

Badger State Ethanol, LLC
Nathan Klassy
David Kolsrud
Gary L. Kramer
James Leitzinger
John L. Malchine
Wayne Mitchell
Robert Wright
(Name of Person(s) Filing Statement)

Class A Member Units
(Title of Class of Securities)

Not Applicable
(CUSIP Number of Class of Securities)

Dennis R. Wendte
Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP
333 West Wacker Drive, Suite 2700
Chicago, Illinois 60606
(312) 984-3100
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):
a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐	The filing of a registration statement under the Securities Act of 1933.
c. ☐	A tender offer.
d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.    ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$7,072,800	$756.79

*
For purposes of calculating the fee only. Estimated transaction valuation is based on the book value per Class A member unit ($2,100) to be exchanged in the reclassification transaction for Class A-1 member units. The estimated transaction valuation is equal to the product obtained by multiplying (A) ($2,100) by (B) the estimated total number of Class A member units (3,368) owned by all Class A unit holders of record who hold 20 or fewer Class A member units in each unit holder's account immediately prior to the effective time of the reclassification transaction to which this Rule 13e-3 Transaction Statement relates.

**
Determined pursuant to Rule 0-11(b)(1) as the sum of (a) $7,072,800 multiplied by .0001070.

☒
Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid:	$832.47	Filing Party:	Badger State Ethanol, LLC
Form or Registration No.:	Schedule 13E-3	Date Filed:	March 28, 2006

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

        This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed jointly by Badger State Ethanol, LLC, a Wisconsin limited liability company (the "Company"), Nathan Klassy, David Kolsrud, Gary L. Kramer, James Leitzinger, John L. Malchine, Wayne Mitchell and Robert Wright, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. This Amendment No. 1 amends and supplements the Schedule 13E-3 Transaction Statement filed with the Securities and Exchange Commission on March 28, 2006.

        This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, pursuant to which the unit holders of Class A member units will be given notice of the special meeting at which they will be asked to approve a proposed Third Amended and Restated Operating Agreement, and to transact any other business properly brought before the special meeting.

        The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.

        All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT

ITEM 1. Summary Term Sheet.
(Reg. M-A 1001)

        The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE RULE 13E-3 TRANSACTION" is hereby incorporated herein by reference.

ITEM 2. Subject Company Information.
(Reg. M-A 1002)

  (a)
  The information set forth in the proxy statement under the caption "SUMMARY TERM SHEET—Badger State Ethanol, LLC" is hereby incorporated herein by reference.

  (b)
  The information set forth in the proxy statement under the caption "SPECIAL FACTORS—Background of the Rule 13e-3 Transaction" is hereby incorporated herein by reference.

  (c)
  The information set forth in the proxy statement under the caption "MARKET PRICE OF BADGER STATE ETHANOL, LLC CLASS A MEMBER UNITS AND DISTRIBUTION INFORMATION—Comparative Market Price Data" is hereby incorporated herein by reference.

  (d)
  The information set forth in the proxy statement under the caption "MARKET PRICE OF BADGER STATE ETHANOL, LLC CLASS A MEMBER UNITS AND DISTRIBUTION INFORMATION" is hereby incorporated herein by reference.

  (e)
  Not applicable.

  (f)
  The information set forth in the proxy statement under the caption "CLASS A MEMBER UNIT PURCHASE INFORMATION—Prior Purchases of Class A Member Units" is hereby incorporated herein by reference.

ITEM 3. Identity and Background of Filing Person.
(Reg. M-A 1003(a) through (c))

(a)-(c)	The information set forth in the proxy statement under the caption "SUMMARY TERM SHEET—Badger State Ethanol, LLC" is hereby incorporated herein by reference.

    During the last five years none of the Company, Nathan Klassy, David Kolsrud, Gary L. Kramer, James Leitzinger, John L Malchine, Wayne Mitchell, and Robert Wright has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

    Set forth in the table below are the (i) name, (ii) business address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of the other filing persons, who are also the directors and executive officers of the Company (as specified below). Each person identified below is a United States citizen. Unless otherwise noted, (a) all directors have been employed in the principal occupations noted below for the past five years or more;

    and (b) the principal business address of each person identified below is 820 West 17th Street, Monroe, Wisconsin 53566, telephone ((608) 329-3900).

Name	Current Principal Occupation or Employment And Material Positions Held During the Past Five Years
John L. Malchine
Mr. Malchine, age 68, is a co-founder and has served on our Board of Directors as Chairman since May 2000. His term as a Director expires in 2007. Approximately seventy percent of Mr. Malchine's professional time is devoted to his capacity as Chairman of the Board and Chief Executive Officer. Mr. Malchine assumed the role of Chief Executive Officer of the Company on August 30, 2001. From 1989 to March 2001, he served as president and co-owner of Norway Associates, Inc., a private real estate company that develops real estate projects for clinics. Norway Associates is currently inactive. From 1995 to 2002, Mr. Malchine was the chairman of the Wisconsin Agriculture, Trade and Consumer Protection Board. From 1997 to the present, he has also been a member of the Board of the Wisconsin Tax Commission, which regulates agricultural assessments in Wisconsin. From 1983 to the present, he has been a member of the Board of Directors of a unit of M&I Bank, in Burlington, Wisconsin, and is currently chairman of the loan committee. Mr. Malchine is also on the Board of Governors of the Southern Region of the Aurora Health Care System, which owns three hospitals and 21 clinics in southern Wisconsin.
Gary L. Kramer
Dr. Kramer, age 57, is a co-founder and has served on our Board of Directors since May 2000. His term as a Director expires in 2008. Mr. Kramer devotes all of his professional time to his capacity as President, General Manager and Director. From 1973 to 2001, Dr. Kramer was a veterinarian, and in 2001 retired as president and senior partner at Chapin, Sutter, Chapin, Ltd., of Lena, Illinois, a veterinary service corporation employing eight veterinarians.
David Kolsrud
Mr. Kolsrud, age 57, has served on our Board of Directors since August 2001. His term as a Director expires in 2009. Approximately five percent of his professional time is devoted to his capacity as Secretary and Director of the Company. Mr. Kolsrud is the Business Development Manager of CORN-er Stone Farmers Cooperative, which he founded in 1995 and served as Chairman until 2000. Mr. Kolsrud also continues to work as a self-employed farmer, an occupation he has had since 1973. He also serves as Chairman of the Valley Springs Farmers Cooperative, a farm supply co-op in Valley Springs, South Dakota. He has served on that Board for 15 years and served as Chairman for the past 12 years. Mr. Kolsrud previously served on the Board of Governors of AGRI-Energy, LLC (a 12 million gallon a year ethanol facility in Luverne, Minnesota) from 1997 to 1999 and served as its Vice President until 1999. Since 2001, Mr. Kolsrud has served on the board of directors of Husker Ag, LLC in Plain NE and he will do so until May of 2006, when his term ends.

O. Wayne Mitchell, PE
Mr. Mitchell, age 50, is Senior Vice President, Technology and Business Development for Fagen, Inc. and has been in their employee since June 2000. Prior to joining Fagen, he served as Process Team Leader from May 1998 to June 2000 for Reilly Industries, Inc., where he directed multidisciplinary teams engaged in chemical process research and development. From March 1998 to June 2000, Mr. Mitchell was President and owner of Solid Rock Consulting, LLC, a private company providing consulting services to the ethanol industry. Solid Rock Consulting, LLC is currently inactive. From May 1996 to May 1998, he worked as Plant Manager and Quality Assurance Manager for Micronutrients, LLC, an animal feed supplement manufacturer. Prior to joining Micronutrients, from January 1993 to May 1996, he served as the Design Engineer for Broin and Associates, Inc. where he performed detailed process design and start-up of dry grind ethanol plants. From August 1991 to January 1993, he served as senior environmental project engineer for Heritage Environmental Services, Inc. where he was involved in environmental consulting and project management at major oil refineries. Prior to that, Mr. Mitchell served as an area manager for Ethyl Corporation._Mr. Mitchell serves on the Board of Directors of other ethanol plants, including: Husker Ag, LLC, in Plainview, NE, United Wisconsin Grain Producers, LLC in Friesland, WI, Western Wisconsin Energy, LLC in Boyceville, WI, and Bushmills Ethanol, Inc. in Atwater, MN.

Mr. Mitchell also serves on the Board of US BioEnergy Corporation which has ethanol plants under construction in Albert City, IA and Woodbury, MI. Mr. Mitchell has a B.S. in Chemical Engineering from the University of Wisconsin-Madison.
Robert Wright
Mr. Wright, age 53, has served on our Board of Directors since August 2001. His term as a Director expires in 2007. Approximately five percent of his professional time is devoted to his capacity as a Director of the Company. Mr. Wright has served as the President, Chief Executive Officer and a principal shareholder of Murex N.A. since May 1992. Murex is a marketer of gasoline "blendstocks," such as fuel grade Ethanol, MTBE, Toluene, Methanol and Alkylate, to independent and major refiners in the United States.
Nathan Klassy
In 2003, Mr. Klassy, age 63 retired as Director of Public Works for the City of Monroe, Wisconsin a position he held for over 14 years. Mr. Klassy serves on the Monroe Planning Commission and the Southwestern Regional Planning Commission, appointed by the Governor. Mr. Klassy is also on the Green County Solid Waste Board and Greenwood Cemetery Board, serving as chair on both. Mr. Klassy has served our Board of Directors since 2006. His term as a Director expires in 2009.
James Leitzinger
Mr. Leitzinger, age 50, has served as our Chief Financial Officer since July 2002. Previously, Mr. Leitzinger served as the Director of Finance for the City of Freeport, IL for approximately two years.

        To our knowledge, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4. Terms of Transaction.
(Reg. M-A 1004(a) and (c) through (f))

  (a)
  The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "SPECIAL FACTORS—Overview of the Rule 13e-3 Transaction," "SPECIAL FACTORS—Background of the Rule 13e-3 Transaction," "SPECIAL FACTORS—Purpose and Structure of the Rule 13e-3 Transaction," "SPECIAL FACTORS—Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction; Board Recommendation," "SPECIAL FACTORS—Effects of the Rule 13e-3 Transaction on Badger State; Plans or Proposals after the Rule 13e-3 Transaction," "SPECIAL FACTORS—Effects of the Rule 13e-3 Transaction on Unit Holders of Badger State," "SPECIAL FACTORS—Material Federal Income Tax Consequences of the Reclassification" and "ABOUT THE SPECIAL MEETING—Quorum; Vote Required for Approval" is hereby incorporated herein by reference.

  (c)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Overview of the Rule 13e-3 Transaction," "SPECIAL FACTORS—Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction; Board Recommendation," "SPECIAL FACTORS—Effects of the Rule 13e-3 Transaction on Unit Holders of Badger State" and "DESCRIPTION OF MEMBER UNITS" is hereby incorporated herein by reference.

  (d)
  The information set forth in the proxy statement under the caption "SPECIAL FACTORS—Appraisal Rights and Dissenters' Rights" is hereby incorporated herein by reference.

  (e)
  The information set forth in the proxy statement under the caption "SPECIAL FACTORS—Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction; Board Recommendation" is hereby incorporated herein by reference.

  (f)
  Not applicable.

ITEM 5. Past Contacts, Transaction, Negotiations and Agreements.
(Reg. M-A 1005(a) through (c) and (e))

  (a)
  The information set forth in the proxy statement under the caption "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS—Related Transactions," is hereby incorporated herein by reference.
(b)-(c)	Not applicable.
(e)	The information set forth in the proxy statement under the caption "CERTAIN RELATIONSHIPS AND RELATED TRANSAC- TIONS—Agreement Involving Badger State's Securities" is hereby incorporated herein by reference.

ITEM 6. Purposes of the Transaction and Plans or Proposals.
(Reg. M-A 1006(b) and (c)(1)-(8))

  (b)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Effects of the Rule 13e-3 Transaction on Badger State; Plans or Proposals after the Rule 13e-3 Transaction" is hereby incorporated herein by reference.

  (c)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Rule 13e-3 Transaction," "SPECIAL FACTORS—Effects of the Rule 13e-3 Transaction on Badger State; Plans or Proposals after the Rule 13e-3 Transaction," and

    "SPECIAL FACTORS—Effects of the Rule 13e-3 Transaction on Unit Holders of Badger State" is hereby incorporated herein by reference.

ITEM 7. Purpose(s), Alternatives, Reasons and Effects.
(Reg. M-A 1013)

(a)-(c)	The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Rule 13e-3 Transaction," "SPECIAL FACTORS—Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction; Board Recommendation," and "SPECIAL FACTORS—Purpose and Structure of the Rule 13e-3 Transaction" is hereby incorporated herein by reference.
(d)	The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Rule 13e-3 Transaction," "SPECIAL FACTORS—Effects of the Rule 13e-3 Transaction on Badger State; Plans or Proposals after the Rule 13e-3 Transaction," "SPECIAL FACTORS—Effects of the Rule 13e-3 Transaction on Unit Holders of Badger State," and "SPECIAL FACTORS—Material Federal Income Tax Consequences of the Reclassification" is hereby incorporated herein by reference.

ITEM 8. Fairness of the Transaction.
(Reg. M-A 1014)

(a)-(f)	The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Rule 13e-3 Transaction," and "SPECIAL FACTORS—Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction; Board Recommendation," is hereby incorporated herein by reference.

ITEM 9. Reports, Opinions, Appraisals and Negotiations.
(Reg. M-A 1015)

(a)-(c)	The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Rule 13e-3 Transaction" and "SPECIAL FACTORS—Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction; Board Recommendation" is hereby incorporated herein by reference. Neither the Company nor any of its affiliates have received any reports, opinions or appraisals from an outside party (other than materials provided by counsel) that are materially related to the Rule 13e-3 Transaction.

ITEM 10. Source and Amount of Funds or Other Consideration.
(Reg. M-A 1007)

(a)-(b)	The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Rule 13e-3 Transaction" and "SPECIAL FACTORS—Financing of the Rule 13e-3 Transaction" is hereby incorporated herein by reference.
(c)	The information set forth in the proxy statement under the caption "SPECIAL FACTORS—Fees and Expenses" is hereby incorporated herein by reference.
(d)	Not applicable.

ITEM 11. Interest in Securities of the Subject Company.
(Reg. M-A 1008)

  (a)
  The information set forth in the proxy statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is hereby incorporated herein by reference.

  (b)
  The information set forth in the proxy statement under the caption "CLASS A MEMBER UNIT PURCHASE INFORMATION—Recent Transactions" is hereby incorporated herein by reference.

ITEM 12. The Solicitation or Recommendation.
(Reg. M-A 1012(d) and (e))

  (d)
  The information set forth in the proxy statement under the captions "ABOUT THE SPECIAL MEETING—Quorum; Vote Required for Approval," "SPECIAL FACTORS—Background of the Rule 13e-3 Transaction," "SPECIAL FACTORS—Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction; Board Recommendation," and "SPECIAL FACTORS—Interests of Certain Persons in the Rule 13e-3 Transaction" is hereby incorporated herein by reference.

  (e)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Rule 13e-3 Transaction" and "SPECIAL FACTORS—Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction; Board Recommendation" is hereby incorporated herein by reference.

ITEM 13. Financial Statements.
(Reg. M-A 1010(a) and (b))

  (a)
  The information set forth in the proxy statement under the caption "FINANCIAL INFORMATION—Selected Historical Financial Data" is hereby incorporated herein by reference. In addition, the following documents are incorporated by reference herein:

  •
  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, including unaudited financial information;

  •
  our Current Report on Form 8-K filed with the SEC on April 24, 2006; and

  •
  our Annual Report on Form 10-K for fiscal year ended December 31, 2005, including audited financial information.

  (b)
  The information set forth in the proxy statement under the caption "FINANCIAL INFORMATION—Selected Historical Financial Data" is hereby incorporated herein by reference.

ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used.
(Reg. M-A 1009)

(a)-(b)	The information set forth in the proxy statement under the captions "ABOUT THE SPECIAL MEETING—Solicitation of Proxies; Expenses of Solicitation" and "OTHER MATTERS—Persons Making the Solicitation" is hereby incorporated herein by reference.

ITEM 15. Additional Information.
(Reg. M-A 1011(b))

  (b)
  The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16. Material to be Filed as Exhibits.
(Reg. M-A 1016(a) through (d), (f) and (g))

  (a)
  Preliminary Proxy Statement, together with all appendices and proxy card.*

  (b)
  Not applicable.

  (c)
  Not applicable.
(d)(1)	Badger State Ethanol, LLC Second Amended and Restated Operating Agreement**
(d)(2)	Proposed Badger State Ethanol, LLC Third Amended and Restated Operating Agreement.***
(f)	Not applicable.

(g)	Not applicable.

*
Incorporated by reference to the Company's Schedule 14A, filed with the SEC on May 26, 2006.

**
Incorporated by reference to Appendix A of Exhibit (a).

***
Incorporated by reference to Appendix B of Exhibit (a).

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2006

BADGER STATE ETHANOL, LLC
By:	/s/ GARY L. KRAMER
Name:	Gary L. Kramer
Title:	President and General Manager
OTHER FILING PERSONS:
/s/ NATHAN KLASSY Nathan Klassy
/s/ DAVID KOLSRUD David Kolsrud
/s/ GARY L. KRAMER Gary L. Kramer
/s/ JAMES LEITZINGER James Leitzinger
/s/ JOHN L. MALCHINE John L. Malchine
/s/ WAYNE MITCHELL Wayne Mitchell
/s/ ROBERT WRIGHT Robert Wright

Exhibit Index

Exhibit Number	Description
(a)	Preliminary Proxy Statement, together with all appendices and proxy card.*
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Badger State Ethanol, LLC Second Amended and Restated Operating Agreement.**
(d)(2)	Proposed Badger State Ethanol, LLC Third Amended and Restated Operating Agreement.***
(f)	Not applicable.
(g)	Not applicable.

*
Incorporated by reference to the Company's Schedule 14A, filed with the SEC on May 26, 2006.

**
Incorporated by reference to Appendix A of Exhibit (a).

***
Incorporated by reference to Appendix B of Exhibit (a).

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INTRODUCTION
TRANSACTION STATEMENT
SIGNATURES
Exhibit Index